United States Securities and Exchange Commission
Washington, D.C. 20429

Schedule 13D

Under Section 13(d) of the
 Securities Exchange Act of 1934


Beverly National Corp.
240 Cabot Street
Beverly, MA 01915
(978)922-2100
(Name, Address and Telephone Number of Issuing Bank)


Common Stock, $2.50 par value
(Title and Class of Securities)

088115100000
(CUSIP Number)


Joyce L. Robsham
P.O. Box 5183
Cochituate, MA 01778
(508) 358-7231
(Name, Address and Telephone Number of person authorized to receive notices and communications)


May 15,2000 through July 10,2000
(Dates and events which require filing of this statement)












Item 1. Security and Bank

This statement relates to 16,900 shares of the Common
Stock (the "shares") of Beverly National Corp. (the
"Company").

The principal office of the company is located at 240
Cabot Street, Beverly, MA 01915


Item 2. Identity and Background

The person filing this Statement is Joyce L Robsham, current address is P.O. Box 5183, Cochituate, MA 01778, whose principle occupation is retired. During the past five years Joyce L. Robsham has not been convicted in a criminal proceeding, nor has she been party to a civil proceeding as a result of which Joyce L. Robsham was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities' laws or finding any violations with respect to such laws. Joyce L. Robsham is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by Joyce L. Robsham to purchase the 16,900 shares described in Item 1 was $243,569.75. All funds used to purchase such shares were obtained from personal funds and a margin account at Advest, Inc.



Item 4. Purpose of Transaction

The shares covered by this Statement were purchased for investment purposes. From time to time, additions may be made to this investment.





Item 5. Interest in the Securities of the Bank

a)	The Institution presently has outstanding
1,575,894 shares of Common Stock. At the time of the last filing, the aggregate number of shares beneficially owned by Joyce L. Robsham was 87,710, constituting 5.566 % of the outstanding shares (based on the most recently available filing of the Bank with the FDIC). On the date of this filing, the aggregate number of shares beneficially owned by Joyce L. Robsham is 104,610 which constitutes 6.63% of the outstanding.

b)  	All of the foregoing shares are subject to the
sole authority of Joyce L. Robsham to vote, direct to vote, to dispose or direct to dispose.

c)	The following transactions effecting the purchase
of shares of Beverly National Corp. in the name of Joyce L. Robsham has occurred:
Purchase of 6,000 shares @ 14.25 on 5/15/00
Purchase of 4,500 shares @ 14.50 on 5/17/00
Purchase of 2,000 shares @ 14.50 on 5/19/00
Purchase of 1,200 shares @ 14.50 on 6/19/00
Purchase of 3,200 shares @ 14.50 on 7/10/00

	All trades were made through a broker at Advest, Inc.


d)	No other person is known to have the right to
receive, the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 6. Contacts, Arrangements, Understandings or
Relationships with Respect to Securities of the Bank

There are no contacts, arrangements, understandings or relationships (legal or otherwise) with the person named in
Item 2. and the Bank.






SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this Statement is true and correct.

Date: 7/21/00

Signature:

Name: Joyce L. Robsham